FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Merger of National Securities S.A. (already National P&K Securities Investment Services S.A.) with P&K Investment Services S.A.

Athens, 17 December 2007

For the information of the investment community, National Bank of Greece announces that the merger process of National Securities S.A. (already under the new name: National P&K Securities Investment Services S.A.) with P&K Investment Services S.A. has been completed, by absorption of the latter by the former, following entry in the Companies Register of Minister of Development Decision No. K2-17923(twice)/14.12.2007 approving the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 19th December, 2007	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer